UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42906

AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C

630 Business Village Block B
Port Saeed Deira, Dubai
United Arab Emirates
+97 142282568

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

In connection with the 2026 Annual General Meeting of Shareholders of AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C, a company incorporated under the laws of the Cayman Islands (the “Company”), the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description

99.1	Notice and Proxy Statement of 2026 Annual General Meeting of Shareholders, dated February 2, 2026, to be mailed to the shareholders of the Company in connection with the 2026 Annual General Meeting of Shareholders of the Company
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the 2026 Annual General Meeting of Shareholders of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 2, 2026

AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C

By:	/s/ Zhengang Tang
Name:	Zhengang Tang
Title:	Chief Executive Officer

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